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SEC FILE NUMBER
8-65170

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FDX Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

515 Madison Avenue, 24th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Smith	646 201-9167	esmith@jamesalpha.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Kevin R Greene, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FDX Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Elizabeth A Smith
Notary Public, State of New York
No. 01SM6426849
Qualified in Nassau County
Commission Expires December 20, 2025

Notary Public

Signature:

Title:
Chairman

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of FDX Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FDX Capital LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
March 16, 2022

FDX CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	535,392
Related party receivable		1,312
Other receivable		457,799
Prepaid expenses		26,341
Total Assets	$	1,020,844

LIABILITIES AND MEMBER's EQUITY

Accounts payable and accrued expenses	$	656,451
Related party payable		2,908
Total Liabilities		659,359
Member's equity		361,485
Total Liabilities and Member's Equity	$	1,020,844

The accompanying notes are an integral part of these financial statements.

FDX CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. ORGANIZATION AND NATURE OF BUSINESS

FDX CAPITAL LLC (the Company) was formed on October 10, 2001 in the State of New Jersey as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's income is derived from fees earned by raising money for entities and individuals for placement with money managers and investing by professional managers with whom the Company has agreements. The Company also receives fees from the individuals acting as registered representatives of the firm.

2. SIGNIFICANT ACCOUNTING POLICIES

ACCRUAL BASIS OF ACCOUNTING

The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is December 31.

SIGNIFICANT JUDGEMENTS

Revenue from contracts with customers include commissions income and fees from investment banking, M&A and raising capital. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the approach measurement of the company's process under the contract; and whether constraints on variable consideration should be applied due to uncertain future event.

DISTRIBUTION FEES

The Company enters into arrangements with managed accounts and other pooled investment vehicles (funds) to distribute shares to investors. The company may receive distribution fees paid up front by the fund or overtime or a combination thereof. The Company believes that its performance obligation is the sale of security to investors and as such this is fulfilled as of trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both which are highly suspectable to factors outside of the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor

activity are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primary related to the performance obligation that have been satisfied in prior periods.

M&A AND DEBT CAPITAL RAISE

The Company provides advisory services on mergers and acquisition and raising of debt capital. Revenue for advisory arrangements is general recognized at the point in time that performance under the arrangement is completed (closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligation are simultaneously provided by the Company and consumed by the customer. In some circumstance, significant judgement is needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognition of revenues are reflected as contract liabilities.

LEASES

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The company records shared expenses monthly as billed.

INCOME TAXES

The Company is a limited liability Company taxed as a partnership, thus the accompanying financial statements do not include any provision for federal or state income taxes. The Company is responsible for a local unincorporated business tax on income which is calculated at the statutory rate.

USE OF ESTIMATES

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

FDX CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

RECEIVABLES

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

CONCENTRATION OF RISK

The Company maintains its cash in bank accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in this account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. NET CAPITAL

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2021 the Company had net capital of $72,863, which was $26,906 in excess of the FINRA minimum capital requirements of $43,957 and the percentage of aggregate indebtedness to net capital was 905%.

4. RELATED PARTY TRANSACTIONS

FDX Capital currently has an Expense Sharing Agreement and a Service Fee Agreement with Easterly Funds LLC formerly James Alpha Advisors LLC, a related entity. FDX Capital pays Easterly Funds LLC for certain occupancy, operational, travel, salary and medical expenses. Easterly Funds LLC reimburses FDX Capital for all Mutual Fund sales related expenses, which include salaries, medical insurance and employee travel expense reimbursements.

Easterly Funds LLC also pays FDX Capital Mutual Fund distribution fees.

FDX Capital also currently has an Expense Sharing Agreement and a Service Fee Agreement with James Alpha Management LLC, a related entity. FDX Capital pays James Alpha Management for certain occupancy and operational expenses. James Alpha Management LLC reimburses FDX Capital for all Hedge Fund sales related expenses, which include salaries, medical insurance and employee travel related expenses. It is possible that the terms of the related parties are not the same as those that would result for transactions among wholly unrelated parties.

5. CONCENTRATION AND CREDIT RISK

One company accounted for 48% and $218,700 of other receivables. Management has evaluated the collectability of the receivable and has determined that no allowance for doubtful account is necessary.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

7. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Company has no commitments, no contingencies, no guarantees, and has not been named as a defendant in any lawsuit as of December 31, 2021, or during the year then ended.

The worldwide outbreak of coronavirus (COVID-19), and the more recent Russia-Ukraine conflict may lead to adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issue by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either

limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.